Austin Legal Group, APC
Lawyers
3990 Old Town Ave, Ste A-101
San Diego, CA 92110

Telephone
(619) 924-9600

Facsimile	Writer’s Email:
(619) 881-0045	gaustin@austinlegalgroup.com

February 3, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Dorrie Yale and Catherine De Lorenzo

Re:	JFB Construction Holdings
Registration Statement on Form S-1/A Submitted January 31, 2025
CIK No.: 0002024306

Dear Ms. Yale and De Lorenzo:

Please see below for responses to the Division’s letter dated January 30, 2025 regarding the above captioned matter. All comments have been addressed in the Registration Statement on Form S-1, filed January 31, 2025 (“Amendment”) and/or as further herein detailed.

Amendment No. 3 to Form S-1

Executive and Director Compensation, page 52

1.	Please update the executive compensation disclosure for the fiscal year ended December 31, 2024. See Rule 402 of Regulation S-K and Questions 117.05 and 217.11 of the Compliance & Disclosure Interpretations of Regulation S-K.

Response:	The Company acknowledges the Staff’s comments and has updated the Executive and Director Compensation section to include information as of December 31, 2024.

Exhibits

2.	We refer to your Exhibit 5.1. Please request your counsel to provide an updated legal opinion which opines on the legality of the units that may be issued pursuant to the underwriters’ over-allotment option and the underlying securities.

Response:	The Company acknowledges the Staff’s comments and confirms that counsel has provided an updated legal opinion that includes the legality of the units that may be issued pursuant to the underwriters’ over-allotment option and the underlying securities, attached as Exhibit 5.1 to the Amendment.

If you have any questions relating to any of the foregoing, please contact Gina Austin, Esq. of Austin Legal Group, APC at (619) 924-9600.

Sincerely,

AUSTIN LEGAL GROUP, APC

/s/ Gina Austin, Esq.
Gina Austin, Esq.